UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              EQUUS II INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  294 766 10 0
                                 (CUSIP Number)

 John T. Unger, 1000 Louisiana, Suite 3650, Houston, Texas 77002, 713-652-3311
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 15, 1997
                        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  294 766 10 0              13D                Page    2  of   6  Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EQUUS CAPITAL MANAGEMENT CORPORATION


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) [  ]
                             (b) [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions) OO, WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION Delaware



NUMBER OF                   7        SOLE VOTING POWER              459,978
SHARES
BENEFICIALLY                8        SHARED VOTING POWER                  0
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER         459,978
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER             0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    459,978

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES(See Instructions)    [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.7%

14       TYPE OF REPORTING PERSON(See Instructions) CO, IA

CUSIP NO.  294 766 10 0              13D                Page    3  of   6  Pages

Item 1.  Security and Issuer.

        This statement relates to the Common Stock, $.001 par value, of Equus II Incorporated, a Delaware corporation ("EQS"). The principal executive offices of the issuer are located at 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

Item 2.  Identity and Background.

        The persons filing this statement are:

1. Equus Capital Management Corporation ("ECMC") is a corporation organized under the laws of the State of Delaware and is a registered investment adviser. The address of ECMC's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECMC's principal business is to act as investment adviser for EQS and other investment partnerships.

The directors and executive officers of ECMC are:

        Sam P. Douglass. Mr. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Douglass is a director and Chairman of the Board and Chief Executive Officer of EQS, ECMC, and Equus Corporation International, a Delaware corporation ("ECI").

        Nolan Lehmann. Mr. Lehmann's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Lehmann is a director and President of EQS and ECMC.

        Gary L. Forbes. Mr. Forbes's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Forbes is Vice President of EQS and ECMC.

        Randall B. Hale. Mr. Hale's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Hale is Vice President of EQS and ECMC and is also Secretary and a director of ECMC.

        Patrick M. Cahill. Mr. Cahill's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Cahill is Vice President and Treasurer of EQS and Controller of ECMC.

        Tracy H. Cohen. Ms. Cohen's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Cohen is Vice President and Secretary of EQS and Investor Relations Manager of ECMC.

        Paula T. Douglass. Ms. Douglass's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Douglass is a director, Vice President, and Secretary of ECI and a director of ECMC.

CUSIP NO.  294 766 10 0              13D                Page    4  of   6  Pages

        S. Preston Douglass, Jr. Mr. Douglass's business address is 820 Main Street, Suite 100, Kerrville, Texas 78028-5300. Mr. Douglass is a director of ECMC and ECI. Mr. Douglass is a partner in the law firm of Wallace, Mosty, Machann, Jackson & Williams, Kerrville, Texas.

        ECI owns 80% of the outstanding capital stock of ECMC. ECI is a corporation organized under the laws of the State of Delaware. The address of ECI's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77002.

        None of the foregoing persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        On May 15, 1997, EQS issued an aggregate of 459,973 shares of its Common Stock, $.001 par value, to ECMC in payment of an accrued deferred management incentive fee at March 31, 1997, in the amount of $11,210,529.

        Some or all of the persons listed in Item 2 may acquire or sell additional shares of EQS Common Stock.

Item 4.  Purpose of Transaction.

        See Item 3. ECMC acquired shares of EQS Common Stock in the ordinary course of business for investment purposes and not with the purpose of changing or influencing the control of EQS, nor in connection with or as a participant in any transaction having such purpose. Some or all of the persons listed in Item 2 may acquire additional shares or sell shares of EQS Common Stock for their personal or business investment objectives.

        ECMC is the investment adviser to EQS. As such it is responsible for managing the investments and business of EQS and providing, or arranging for suitable third parties to provide, any and all management and administrative services reasonably necessary for the operation of EQS and the conduct of its business. ECMC does not have any present plans to change the investment objectives or policies of EQS.

        No person listed in Item 2 has any present plans or proposals that relate to or will result in any transactions or events described in Items 4(a) to (j) of Schedule 13D.

CUSIP NO.  294 766 10 0              13D                Page    5  of   6  Pages

Item 5.  Interest in Securities of the Issuer.

    (a) and (b)

            Name                         Shares Beneficially                 Power to Vote                Power to Dispose or
                                                Owned                                                     Direct Disposition
                                      Aggregate         Percent         Sole            Shared          Sole              Shared
                                        Number          of Class
Equus Capital .................        459,978            9.7%       459,978                0          459,978                 0
Management
Corporation
Equus .........................        459,978(1)         9.7%             0          459,978(1)             0           459,978(1)
Corporation
International
Sam P .........................        482,514(2)        10.1%         8,658(2)       473,856(3)         8,658(2)        473,856(3)
Douglass ......................             (3)
Nolan Lehmann .................         21,873(4)         0.5%        18,554(4)         3,319(5)        18,554(4)          3,319(5)
                                              (5)
Gary L ........................          7,678            0.2%         7,768                0            7,678                 0
Forbes
Randall B .....................          2,561              *          2,561                0            2,561                 0
Hale
Patrick M .....................          1,044              *          1,044                0            1,044                 0
Cahill
Tracy H .......................          1,044              *          1,044                0            1,044                 0
Cohen
Paula T .......................         13,878            0.3%        13,878                0           13,878                 0
Douglass
S. Preston
Douglass, Jr...................            356              *            356                0              356                 0

*       Less than 0.1%

(1) Includes 459,978 shares owned by ECMC. ECI owns 80% of the outstanding capital stock of ECMC.

(2) Includes 338 shares owned by Douglass Trust IV for the benefit of Brooke Douglass and 338 shares owned by Douglass Trust IV for the benefit of Preston Douglass of which trust Mr. Douglass is the trustee.

(3) Includes 459,978 shares owned by ECMC of which Mr. Douglass is the Chairman of the Board and Chief Executive Officer and 13,878 shares owned by Paula Douglass, Mr. Douglass' spouse. Mr. Douglass expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities owned by his spouse.

(4) Includes 10,271 shares owned by Lehmann Investments, L.P., of which Mr. Lehmann is the sole general partner.

(5) Includes 3,319 shares owned by Mr. Lehmann's spouse. Mr. Lehmann expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities owned by his spouse.

  (c) Except as set forth in Item 3 and as described below, none of the persons listed in Item 2 have effected any transactions since March 15, 1997. On April 21, 1997, Paula T. Douglass purchased 30 shares of EQS Common Stock at a purchase price of $16.25 per share.

CUSIP NO.  294 766 10 0              13D                Page    6  of   6  Pages

   (d) With respect to each person listed in Item 2, no person other than each such person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities owned by such person (except to the extent of the marital property interest therein of the spouse of any such person).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except for their relationship as directors and/or officers of EQS, ECMC, and ECI as described in Item 2 above and the deferred compensation arrangements described below, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between ECMC and EQS or between any person listed in Item 2 and any other person with respect to any securities of EQS.

        ECMC has entered into certain deferred compensation or profit sharing arrangements with Messrs. Lehmann, Forbes, Hale, and Cahill and Ms. Cohen pursuant to which they are entitled to receive a portion of the management incentive compensation paid to ECMC by EQS in excess of specified amounts.

        In accordance with Rule 240.13d-4 promulgated under the Securities Exchange Act of 1934, as amended, ECMC expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of such Act, the beneficial owner of any securities of the Issuer other than as expressly described in Item 5 (including the notes thereto).

Item 7.  Material to be Filed as Exhibits.

        None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 27, 1997

Signatures:

Equus Capital Management Corporation

By /s/NOLAN LEHMANN
Name: Nolan Lehmann
Title:President